Exhibit 1.01

Chemtura Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Securities and Exchange Commission ("SEC") adopted the rule to implement the conflict minerals reporting and disclosure requirements as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Rule requires publicly-traded companies (registrants) whose products contain conflict minerals to determine the origin of those materials and to report the findings to the SEC on an annual basis. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold, that originate from the Democratic Republic of Congo ("DRC") or the nine adjoining countries (“Covered Countries”), and that are necessary to the functionality or production of the products manufactured (“Conflict Minerals”). These reporting obligations apply to registrants whatever the geographic origin of the Conflict Mineral and whether or not they fund armed conflict. If the registrant has reason to believe that any of those conflict minerals may have originated in the DRC or an adjoining country, or is unable to determine the country of origin of those conflict minerals, the SEC registrant is required to submit a Conflict Minerals Report ("CMR") to the SEC that includes a description of the measures it took to exercise due diligence on the conflict minerals’ source and chain of custody.
For the reporting period from January 1 to December 31, 2013, the Company conducted a reasonable country of origin inquiry and due diligence on the sources of its Conflict Minerals. We were unable to obtain adequate information from our supply chain to be able to make any conclusion as to the source of our Conflict Minerals. This report was not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1.	Overview

This CMR has been prepared by the management of Chemtura Corporation (hereinafter referred to as “Chemtura”, the “Company”, “we”, “us”, or “our”).
Chemtura is a leading diversified global developer, manufacturer and marketer of performance-driven engineered specialty chemicals. Most of our products are sold to industrial manufacturing customers for use as additives, ingredients or intermediates that add value to their end products. Our agrochemical products are mainly sold through dealers, distributors and major retailers. Our operations are located in North America, Latin America, Europe and Asia. In addition, we have an important joint venture in the United States. For the year ended December 31, 2013, our global net sales were $2.2 billion. As of December 31, 2013, our global total assets were $2.7 billion.
We conducted an analysis of our products and found that Conflict Minerals (specifically tin and tin compounds) are found in approximately 200 of 2,222 (6.93%) of our products.
Conflict Minerals Policy
Chemtura has adopted the following conflict minerals policy which may be accessed on our website at:
http://www.chemtura.com/deployedfiles/CorporateV2/CorporateV2-en-US/Documents/Conflict%20Minerals/Conflict%20Minerals%20Policy%20Statement.pdf

Supply Chain
As a chemical manufacturer, we purchase various substances that are blended, processed or reacted with other substances to form chemical compounds developed for a specific application or use in many different types of industrial, commercial, pharmaceutical and consumer products. Our products are not end-use products. As a chemical manufacturer, we do not procure tin or tin compounds directly from smelters. Rather, our position in the supply chain is considerably downstream of the smelters. We procure materials from other suppliers who either source and process the materials into a form suitable for our uses or purchase from upstream users who have procured the tin from other sources and have then processed the tin for chemical applications.
As a result of our position in the supply chain, we have no commercial relationships or direct contact with mines, smelters, or other lower-tier suppliers. Therefore, we rely on our direct suppliers to provide us with information on the origin of the tin and tin compounds we purchase, including tin and tin compounds that are supplied to them from lower-tier suppliers.
We requested all known suppliers of tin to provide information regarding the origin and smelters of the tin using the template developed by the Electronic Industry Citizenship Coalition® ("EICC®") and the Global e-Sustainability Initiative ("GeSI"), version 2.01 (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain.
All suppliers sent letters in response to our request stating that the tin with which they supplied us was conflict-free. Of the eight suppliers who provide us with tin or tin compounds, one completed the Template, and two others identified smelters from which they procure tin in their responses.
Nearly one year after providing its response that none of the tin it sourced came from a Covered Country, one of our suppliers sent us a revised response stating that it purchased tin from the Malaysia Smelting Corporation ("MSC") which does procure a small amount of tin from a mine in the DRC, but further noted that MSC is certified as conflict-free by the Conflict-Free Smelter Initiative ("CFSI"). We independently confirmed the status of MSC as conflict-free and in good standing with the CFSI. However, we noted that the two other suppliers who listed MSC on their responses did not at any time disclose that MSC purchases tin from a mine in the DRC. Thus, we determined that additional inquiries need to be made of all our suppliers to have greater confidence in their responses.

2.	Due Diligence Process:

Our due diligence framework has been designed to conform with the Organization for Economic Co-Operation and Development ("OECD") 2013 Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, ("OECD Guidance").
We focused particularly on the Supplement on Tin, Tantalum, and Tungsten and those sections providing specific recommendations to downstream companies within the OECD Guidance.

a.	Internal Management System

i.	Team: Our conflict management team is comprised of representatives from the Legal, Procurement, Finance, and Regulatory Affairs departments.

ii.
Controls: We do not have a direct relationship with smelters, refiners, or mines producing tin. Instead, we rely on the handful of suppliers to determine the origin of tin. The internal team works together to track responses and follow-up on any questions. Other controls include our Code of Business Conduct.

iii.
Supplier Engagement: The market from which we procure tin and tin compounds, due to the nature of our uses, is relatively limited. We are evaluating the effectiveness of including a clause regarding Conflict Minerals in our new and re-negotiated supply agreements.

iv.
Grievance Mechanism: Our employees have access to a resource line to anonymously report any concerns. We provide all other interested parties (including our customers and suppliers) with information on how to contact us with concerns via our website at:

http://www.chemtura.com/corporatev2/v/index.jsp?vgnextoid=781738f220d6d210VgnVCM1000000753810aRCRD&vgnextchannel=781738f220d6d210VgnVCM1000000753810aRCRD&vgnextfmt=default

v.	Records: All records generated during the Reasonable Country of Origin Inquiry and the Due Diligence Process is stored in our electronic content management system.

b.	Identify and Assess Risk in the Supply Chain

Currently, there are no specific chemical industry specific initiatives or trade groups focused on Conflict Minerals. It is important to note that many of our tin suppliers are also registrants subject to the Rule. In order to obtain reliable information from our suppliers, we provided them with a cover letter stating our expectations with respect to our policy on conflict minerals and requested that they complete the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative ("EICC/GeSI") Reporting Template version 2.01 to identify smelters.

c.	Design and Implement a Strategy to Respond to the Risks

We have implemented a Conflict Minerals Policy, and we have established a multi-disciplinary team to review Conflict Minerals procurement. To the extent any responses raise questions, the team works together to resolve the questions.

d.	Due Diligence Measures Performed

We conducted an analysis of our products and found that Conflict Minerals (specifically tin and tin compounds) are found in approximately 200 of 2,222 (6.93%) of our products. We requested all known suppliers of tin to provide information regarding the origin and smelters of the tin using the Template. All suppliers of tin sent letters in response to our request stating that the tin with which they supplied us was conflict-free. Of the eight suppliers who provide us with tin or tin compounds, one completed the Template, and two others identified smelters from which they procure tin in their responses.
After having received and reviewed all tin supplier responses, one supplier submitted a revised response, stating that it learned that one of its smelters, MSC, does procure a small percentage of its tin from the DRC, but that MSC had completed the CFSI audit, complied with the OECD Guidance, and successfully demonstrated that its tin is DRC conflict-free (i.e., sourced from mines that do not fund the conflict). We validated this information by (1) reviewing MSC’s conflict minerals policy and its website, which include statements consistent with the statements above that appeared in the supplier letter; (2) reviewing the CFSI website to confirm MSC’s status as DRC conflict free; and (3) confirming with CFSI’s Audit Program Coordinator, through outside counsel, that MSC remained a validated smelter since CFSI conducted its audit of MSC. As a result of this revised disclosure, we re-reviewed all responses and found that the only other two suppliers who provided smelter information also listed MSC, but did not to disclose that MSC procures some tin from a conflict-free mine in the DRC, raising uncertainty in their response and our determination efforts.

3.	Due Diligence Determination

After conducting due diligence on the source of the Conflict Minerals in our products, we are not able to determine whether the tin we procure is conflict free. DRC conflict undeterminable products are those for which we were unable to determine whether their Conflict Minerals finance or otherwise benefit armed groups in the Covered Countries.

DRC Conflict Undeterminable Products
We produce tin-organic materials, polyester polyols, and urethane prepolymers containing tin, tin catalysts or tin compounds. In tin-organic materials, tin is used as the active enabler to give the tin-organic material the necessary property required for use in specific manufacturing applications. In polyester polyols and urethane prepolymers, tin compounds are used in very small quantities to accelerate the reaction of other chemicals needed to produce the products.